FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For November 25, 2005
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                         Form 20-F [ X ]       Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------

                                  EXHIBIT INDEX


Exhibit         Date                    Description of Exhibit
-------         ----                    ----------------------
   1         2005/11/24     IIJ Announces Determination of Offer Price for
                            Shares Offered in Public Offering in Japan

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Internet Initiative Japan Inc.




Date:   November 25, 2005                 /s/ Koichi Suzuki
                                          --------------------------------------
                                          Koichi Suzuki
                                          President, Chief Executive Officer and
                                          Representative Director

EXHIBIT 1

    IIJ Announces Determination of Offer Price for Shares Offered
                     in Public Offering in Japan

    TOKYO--(BUSINESS WIRE)--Nov. 24, 2005--Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) today announced that it had determined the offer price for the shares to be offered in Japan in connection with the listing of its shares on the Mothers market of the Tokyo Stock Exchange.
    In connection with the Mothers listing, IIJ plans to issue 12,500 new shares (equivalent to 5,000,000 American Depository Receipts ("ADRs")) and two shareholders, NIF SMBC Ventures Co., Ltd. and JAFCO Co., Ltd., which are Japanese venture capital firms, plan to sell 7,500 existing shares in an underwritten public offering in Japan. In addition, the lead underwriter will be provided by the selling shareholders with 3,000 additional shares to cover over-allotments. The newly issued shares will comprise approximately 6.1% of IIJ's total shares after giving effect to the issuance.
    The offer price per share will be JPY 534,022. The offer price was determined based on a discount to the average of the closing price of IIJ's ADRs on the NASDAQ National market from November 17 through November 23, 2005, determined in accordance with Japanese market practices.
    Proceeds to IIJ from the offerings, which amounted to approximately JPY 6.1 billion, are expected to be used mainly for its ongoing capital investment in operations and research and development.
    IIJ has been advised by the prospective lead underwriter for the offering that the underwriters may conduct stabilizing and other activities in connection with the offering, in accordance with applicable laws. The closing of the offering requires the satisfaction of various conditions, including fulfilling the listing requirements of the Mothers market of the Tokyo Stock Exchange.

    Any shares sold in connection with the proposed offering have not been and will not be registered under the U.S. Securities Exchange Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement.

    CONTACT: Internet Initiative Japan Inc.
             IIJ Corporate Communications, +81-3-5259-6500 ir@iij.ad.jp http://www.iij.ad.jp/